090204

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Filed in the Office of *Barbara K. Cegavske* Secretary of State State Of Nevada	Business Number **C25725-1997**
	Filing Number **20180151874-47**
	Filed On **04/02/2018**
	Number of Pages **6**

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

NUVUS GRO CORP

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE 3 - AUTHORIZED STOCK

DESCRIPTION OF CAPITAL STOCK AND RIGHTS

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: UNANIMOUS

4. Effective date and time of filing: (optional) Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X *John Veshe* 3/28/18

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

DESCRIPTION OF CAPITAL STOCK & RIGHTS

General

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.001 per share, of which approximately 52,103,058 shares are issued and outstanding as of March 31, 2016. Our authorized capital stock also includes 100,000,000 shares of Preferred Stock, par value $0.001, of which 273,666 shares of Preferred Series A1 and 70 shares of Preferred Series B is issued or outstanding. Under Nevada law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in us.

Preferred Stock

We are authorized to issue 100,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board of Directors. We currently have 273,666 shares of Preferred Stock Series A1 outstanding.

Preferred Stock Series A1 has the same voting rights as common stock, which is one vote per share on all matters submitted to a vote of the stockholders, including the election of directors.

Our board of directors has the authority to issue shares of preferred stock, and it is further authorized to divide the authorized shares of our preferred stock into one or more series, each of which must be so designated as to distinguish the shares of each series of preferred stock from the shares of all other series and classes. Our board of directors is authorized, within any limitations prescribed by law and our articles of incorporation, to fix and determine the designations, rights, qualifications, preferences, limitations and terms of the shares of any series of preferred stock including, but not limited to, the following:

1. The number of shares constituting that series and the distinctive designation of that series, which may be by distinguishing number, letter or title;

2. The dividend rate on the shares of that series, whether dividends will be cumulative, and if so, from which date(s), and the relative rights of priority, if any, of payment of dividends on shares of that series;

3. Whether that series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

4. Whether that series will have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors determines;

5. Whether or not the shares of that series will be redeemable, and, if so, the terms and conditions of such redemption, including the date or date upon or after which they are redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

6. Whether that series will have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

7. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the corporation, and the relative rights of priority, if any, of payment of shares of that series;

8. Any other relative rights, preferences and limitations of that series

Provisions in Our Articles of Incorporation and By-Laws That Would Delay, Defer or Prevent a Change in Control

Our articles of incorporation authorize our board of directors to issue a class of preferred stock commonly known as a "blank check" preferred stock. Specifically, the preferred stock may be issued from time to time by the board of directors as shares of one (1) or more classes or series. Our board of directors, subject to the provisions of our Articles of Incorporation and limitations imposed by law, is authorized to adopt resolutions; to issue the shares; to fix the number of shares; to change the number of shares constituting any series; and to provide for or change the following: the voting powers; designations; preferences; and relative, participating, optional or other special rights, qualifications, limitations or restrictions, including the following: dividend rights, including whether dividends are cumulative; dividend rates; terms of redemption, including sinking fund provisions; redemption prices; conversion rights and liquidation preferences of the shares constituting any class or series of the preferred stock.

Rights, Preferences, Privileges and Restrictions of Series B Convertible Preferred Stock

(1) Dividend Provisions
Dividends shall be payable pro rata on the Series B Preferred Stock based on the number of shares of Common Stock into which they are convertible, but only if and when declared by the Company's Board of Directors.

(2) Liquidation Preference
In the event of any liquidation or winding up of the Company, the holders of the Series B & B Preferred Stock, *pari pasu* with the holders of the Series A1 Preferred Stock, shall be entitled to receive in preference to the holders of Common Stock the amount at which the Series B Preferred Stock and the Series A1 Preferred Stock, as the case may be, was purchased from the Company plus any accrued but unpaid dividends. The remaining balance of the proceeds from the liquidation will then be allocated to the Series B & B Preferred Stock, the Series A1 Preferred Stock, and the Common Stock holders on an as-converted basis. At the option of the holders of the Series B Preferred Stock and the Series A1 Preferred Stock, a merger, sale of all or substantially all of the assets of the Company, reorganization or other transaction in which control of the Company is transferred may be treated as a liquidation, dissolution or winding up for purposes of the liquidation preference. This liquidation preference will expire if the Company is liquidated at a value of greater than $48 million. In the event of liquidation above $48 million proceeds from the liquidation will then be allocated to Series B & B Preferred Stock, Series A1 Preferred Stock, and Common Stock holders on an as-converted basis.

(3) Redemption
Commencing five (5) years after the original date of issuance of the Series A1 Preferred Stock (i.e., Series A1), the Company shall redeem the Series B Preferred Stock in three equal annual amounts, one-third of the invested amount per year. Accrued, but unpaid dividends are to be paid with the final payment. If the Company has insufficient funds to fully pay the redemption, then subsequent funds shall be applied to the redemption. This redemption shall be at the option of the Investors.

(4) Conversion
The holders of the Series B Preferred Stock shall have the right to convert the Series B Preferred Stock at the option of the holder, at any time, into shares of common stock of the Company at the conversion rate of one-to-one (1: 1) or the conversion rate then in place. Any accrued but unpaid dividends will also have the right to be converted at the option of the company.

(5) Automatic Conversion
The Series B Preferred Stock shall be automatically converted into Common Stock, at the then applicable conversion rate, in the event of an underwritten secondary public offering of shares of the Company's stock at a per share public offering price (prior to underwriting commissions and expenses) of not less than $3 per share (adjusted for stock splits, dividends and combinations) and for a total offering of not less than $50 million.

(6) Anti-dilution Provisions
The conversion price of the Series B Preferred Stock shall be subject to appropriate adjustment in the event of a stock split, stock dividend or similar event; and shall be adjusted on a weighted average basis to prevent dilution, in the event that the Company sells additional shares of Common Stock, preferred stock or convertible debt convertible into Common Stock or preferred stock (other than shares which are presently authorized and, which may be issued from time to time to employees, consultants or directors in an amount not to exceed shares) at a purchase price less than the applicable conversion price of the Series B Preferred Stock.

(7) Voting Rights
Except as set forth herein, each holder of Series B Preferred Stock shall have the right to that number of votes equal to the number of shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by such holder multiplied by 1M and shall vote with the Common Stock.

(8) Protective Provisions
So long as at least 50 percent of the issued Series B Preferred Stock is outstanding, except as otherwise required by law and as described below, the holders of a majority of the outstanding shares of Common Stock, Series A1 Preferred Stock, and Series B & B Preferred Stock (voting together as a single class on an as-converted to Common Stock basis) shall be required to approve matters which require stockholder vote; provided however, that, on the following matters the holders of Series B Preferred Stock, voting together as a single class, will have a separate class vote requiring majority approval of the total number of votes:

(i) the creation of any senior or pari pasu security
(ii) payment of dividends on Common Stock
(iii) repurchase of stock
(iv) an increase or decrease in the number of authorized shares of Series B Preferred Stock,
(v) any adverse change to the rights, preferences and privileges of the Series B Preferred Stock
(vi) any other action materially affecting only the Series B Preferred Stock,
(vii) any redemption, repurchase, or other acquisition for value of any of the Company's equity securities, other than from present or former consultants, directors, or employees pursuant to the terms of a stock option plan of the Company, and
(viii) any change in the Company's line of business.

Right of First Refusal

(1) **Right of First Refusal**: In the event that any of the existing shareholders, managers, employees or other shareholders propose to sell to a third party or parties a number of shares of their stock, then the stock to be sold will be offered first to the Company to purchase the shares on the same terms as the third-party offer. If the Company does not purchase any, or

all, of the available shares, then the Series A1, B and B Preferred Stock shareholders have the right to purchase the remaining portion at the same terms. If the Series A1, B and B Preferred Stock shareholders and/or the Company do not purchase all of the shares, then they may be offered to the third party.

(2) **Preemptive Rights**: Each purchaser of Series B Preferred Stock in this financing will have a right of first refusal to purchase a pro rata amount of any Common Stock or securities convertible into Common Stock offered for sale by the Company, on the same terms and conditions and at the same price as offered to third parties, in order to maintain their pre-existing percentage interest in the stock of the Company. This right shall extend for a period of 21 days after the notification by the Company to the Series B Preferred Stock shareholders. Such right shall expire upon and shall not apply to an initial public offering of Common Stock, and shall not apply to: (i) shares issued under stock options plans approved by the Board of Directors in an amount not to exceed shares; or (ii) shares exchanged for assets or securities of another corporation in any acquisition of assets, merger, or other reorganization.

(3) **Co-Sale Rights**: Each purchaser of Series B Preferred Stock in this financing will have a co-sale right to sell shares in the event that any of the existing shareholders propose to sell to a third party or parties a number of shares of their Common Stock or securities convertible into Common Stock.
This co-sale right also extends to the Company and existing shareholders if Series B Preferred Stock shareholders sell any of their stock. This clause does not apply to any holders of less than 10,000 shares of stock or any manager, board member, employee selling less than 10,000 shares of stock in any 12 month period. This number of shares will be adjusted for any stock splits, combinations, etc. authorized by the Company.

Registration Rights [There will be one Registration Rights Agreement, and the holders of the Series A1 Preferred Stock and the Series B & B Preferred Stock will have identical registration rights.]

(1) Demand Registration
Any time after the earliest of two (2) years after the Closing or three (3) months after initial registration (but not within six months of the effective date of a registration), Investors holding at least 40 percent of the Series B Preferred Stock or at least 40 percent of the Series A1 Preferred Stock (or Common Stock issued upon conversion of the Series A1 Preferred Stock or the Series B Preferred Stock, as the case may be) may request that the Company file a Registration Statement for their shares for a registered offering of the Company. The Company will use its best efforts to cause such shares to be registered. The Company shall not be obligated to effect more than two registrations under these demand right provisions.

(2) Piggy-back Registration
"Registration Rights: Demand Rights: If Investors holding more than 50% of the outstanding shares of Series B Preferred, including Common Stock issued on conversion of Series B Preferred ("Registrable Securities"), request that the Company file a Registration Statement, the Company will use its best efforts to cause such shares to be registered. The Company shall have the right to delay such registration under certain circumstances for one period not in excess of ninety (90) days in any twelve (12) month period. The Company shall not be obligated to effect more than two (2) registrations under these demand right provisions, and shall not be obligated to effect a registration if it delivers notice to the holders of the Registrable Securities within thirty (30) days of any registration request of its intent to file a registration statement for such initial public offering within ninety (90) days.

Company Registration: The Investors shall be entitled to "piggy-back" registration rights on all registrations of the Company or on any demand registrations of any other investor subject to the right, however, of the Company and its underwriters to reduce the number of shares proposed to be registered pro rata in view of market conditions. If the Investors are so limited, however, no party shall sell shares in such registration other than the Company or the Investor, if any, invoking the demand registration. No shareholder of the Company shall be granted piggyback registration rights which would reduce the number of shares includable by the holders of the Registrable Securities in such registration without the consent of the holders of at least a majority of the Registrable Securities.

(3) Expenses

Expenses & S-1: Investors shall be entitled to unlimited demand registrations on Form S-1 (if available to the Company) so long as such registered offerings are not less than $1,000,000. The Company shall bear registration expenses (exclusive of underwriting discounts and commissions) of all such demands, piggy-backs, and S-1 registrations (including the expense of one special counsel of the selling shareholders not to exceed $25,000).

(4) Transfer of Rights

The registration rights may be transferred to a transferee (i) who acquires at least 50 percent of any Investor's shares and (ii) who is not, in the Company's reasonable opinion, a competitor of the Company or a party who is demonstrably hostile toward the Company, provided the Company is given written notice of such assignment within 30 days after the transfer of the shares. Transfer of registration rights to a partner or member of an Investor shall be without restriction.

(5) Termination of Rights

All registration rights shall terminate as to a holder who holds one (1) percent or less of the outstanding shares of the Company's Common Stock (on an as-converted basis) when all of such holder's shares may be sold during a single six-month period under Rule 144.

(6) Other Provisions

Other provisions shall be contained in the Stock Purchase Agreement with respect to registration rights as are reasonable, including cross-indemnification, the period of time in which the Registration Statement shall be kept effective, underwriting arrangements and the like.

Board Representation

Series B Preferred shareholders will be entitled to and represented by one seat on the Directors of the Company. This representation will be subject to the terms contained herein. The Board of Directors shall be indemnified by the Company, through the purchase of director's liability insurance, to the fullest extent of the law. All travel expenses in attending meetings and performing Company duties shall be borne by the Company. A Compensation Committee, consisting of Directors, majorities of whom are not officers or employees of the Company, will approve compensation packages for key managers of the Company, including the President. The number of Directors on the Board cannot be increased without the approval of a two-thirds majority of the Directors. The Board of Directors will initially be composed of the following: 1) two Series A1 Preferred representatives; 2) one Series B & B Preferred representative; 3) one management representative, , President and CEO; 4) one common stock representative, ; and 5) two outside directors approved by the other Board members.